File No. 70-09_____
                (Enron Units Acquisition & Finance)

                SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC  20549

                             FORM U-1

                     APPLICATION / DECLARATION

                               UNDER

          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                  ______________________________

                      Allegheny Energy, Inc.
                       10435 Downsville Pike
                       Hagerstown, MD  21740

               Allegheny Energy Supply Company, LLC
               R.R. 12, P.O. Box 1000 Roseytown Road
                       Greensburg, PA 15601
                   _____________________________

                      Allegheny Energy, Inc.
                       10435 Downsville Pike
                       Hagerstown, MD  21740

The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

                     Thomas K. Henderson, Esq.
                Vice President and General Counsel
                      Allegheny Energy, Inc.
                       10435 Downsville Pike
                       Hagerstown, MD 21740

                      Patricia J. Clark, Esq.
                      Deputy General Counsel
               Allegheny Energy Supply Company, LLC
               R.R. 12, P.O. Box 1000 Roseytown Road
                       Greensburg, PA 15601

                       Anthony Wilson, Esq.
                          Senior Attorney
               Allegheny Energy Service Corporation
                       10435 Downsville Pike
                       Hagerstown, MD  21740

                         TABLE OF CONTENTS

                                                         PAGE

Item 1.   Description of Proposed Transactions            3

     A.   Background                                      3

     B.   Overview                                        4

     C.   Request for Authority                           6

     D.   Alternate Financing Mechanism:
             Sales-Leasebacks Authority                   8

     E.   Use of Proceeds                                 8

Item 2.   Fees, Commissions, and Expenses                 8


Item 3.   Applicable Statutory Provisions                 8


Item 4.   Regulatory Approval                             9


Item 5.   Procedure                                       9


Item 6.   Exhibits and Financial Statements               9


Item 7.   Information as to Environmental Effects         10

Item 1.   Description of the Proposed Transaction

     A.   Background

     Allegheny Energy, Inc. ("Allegheny"), a registered public utility holding company, and Allegheny Energy Supply Company, LLC ("AE Supply" or "Company"), its wholly owned generating company
subsidiary    (collectively   "Applicants"),   have   filed    this
application - declaration pursuant to sections 6(a), 7, 9(a), 10, 12(b), 13(b) and 32 of the Public Utility Holding Company Act of 1935, as amended ("Act"), and Rules 45, 53, 54, 90 and 91 under the Act, for financing and other related authority in connection with the proposed acquisition of the outstanding membership interests in three (3) limited liability companies that are exempt wholesale generators ("EWGs") and two (2) limited liability companies that
are  non-EWGs.   Applicants  request expedited  treatment  of  this
application and request an order issued and effective not later than March 31, 2001.

     AE Supply and Enron North America Corp. ("Enron"), a Delaware corporation, have entered into a Purchase and Sale Agreement dated November 13, 2000 ("Agreement").<F1> Under the Agreement, AE Supply has agreed to purchase and Enron has agreed to sell the outstanding membership interests in five (5) limited liability companies for the sum of $1,028,000,000.00 (one billion twenty eight million dollars) ("Purchase Price")<F2>. Three (3) of these L.L.C.s are EWGs:
Des Plaines Green Land Development, L.L.C.; Gleason Power I, L.L.C.; and, West Fork Land Development, L.L.C. Two (2) are not
EWGs: Energy Financing Company, L.L.C.<F3>; and, Lake Acquisition Company, L.L.C.<F4> ("Non-EWGs"). The acquisition of 1,710 megawatts
(MW) of natural gas-fired merchant generating capacity will give AE Supply a total generating capacity of more than 10,400 MW and represents a pivotal step in the Company's plan to become a national energy supplier.

     Allegheny and AE Supply will finance the acquisition with a combination of debt and equity that is consistent with Allegheny's
existing   limits  on  "aggregate  investment"   under   Rule   53.
Specifically, Allegheny seeks authority to issue and sell a combination of debt and equity securities, which shall not exceed the lesser of the remaining permissible aggregate investment under the "safe harbor" provision of Rule 53 limitation or $400 million
(as   set  forth  more  fully  in  this  application-declaration).<F5>
Additionally, Allegheny seeks authority to issue and sell up to $1 billion in equity securities in connection with this transaction

<F1> See Exhibit A, Purchase and Sale Agreement (November 13, 2000).

<F2> The Purchase Price is subject to adjustment after closing in accordance with the terms of the Agreement.

<F3> This limited liability company was set up to purchase some of the equipment that was ultimately installed in the Des Plaines Green Land Development, L.L.C. facility. The only transaction currently in place with Energy Financing Company, L.L.C. is an Equipment Sale Agreement dated October 5, 2000, for the purchase by Des Plaines Green Land Development, L.L.C. of such equipment in monthly installments through May 14, 2015.

<F4> This L.L.C. leases acreage and a lake to West Fork Land
     Development Company, L.L.C.

<F5> Rule 53 sets forth the circumstances precluding a finding that a security issued to finance the acquisition of an EWG is not, among other things, reasonably adapted to the earning power or security structure of the holding company. In general terms, the rule establishes a "safe harbor." This safe harbor applies when, like the present case, the holding company's investment in EWGs and FUCOs does not exceed 50% of the holding company's consolidated retained earnings.

and for other corporate purposes and make a capital contribution of up to $1 billion to AE Supply in support of this transaction and for other corporate purposes.

     AE Supply seeks authorization to increase by $550 million its authority to issue debt and equity securities and to provide non-recourse credit support to an aggregate amount of $950 million.<F6> AE Supply also seeks approval to establish a financing vehicle, Allegheny Energy Supply Capital, Inc. ("Supply Capital "), that will, among other things, issue equity to and accept purchase notes from AE Supply in connection with its activities described herein and future transactions approved by the Commission or allowed by Commission rules. Finally, Allegheny and AE Supply seek approval to engage in certain intercompany transactions, including loans by Allegheny to AE Supply from the proceeds of the equity issued by Allegheny, and transactions between AE Supply and Supply Capital. Due to the dynamic nature of the transaction and the penalty of $41.1 million (4% of the Purchase Price) for failure to timely receive Commission approval to close the transaction, Applicants request expedited treatment of this application and request an order issued and effective not later than March 31, 2001.

     Applicants are of the view that the requested financing authority is reasonably adapted to the security structure of
Allegheny and other companies in the Allegheny system and is reasonably related to their earning power. Moreover, the proposed means of financing the acquisitions are necessary, appropriate, economical and efficient in light of the business in which the Applicants are lawfully engaged. The terms and conditions of any securities will not be detrimental to the public interest or the investors or consumers. Any guarantees within the Allegheny system will not pose an improper right for Allegheny or other companies in the Allegheny system. Finally, all fees, commissions and remuneration paid in connection with the issue, sale and distribution of the securities will be reasonable. As set forth in the following sections the proposed transaction satisfies the Act and the Rules under the Act.

     B.   Overview

          1.         The Allegheny System

     Allegheny is a diversified energy company, headquartered in Hagerstown, Maryland. The Allegheny family of companies consists of three regulated electric public utility companies, West Penn Power Company ("West Penn"), Monongahela Power Company ("Monongahela Power")(Monongahela Power also has a regulated natural gas utility division as a result of its purchase of West Virginia Power) and The Potomac Edison Company ("Potomac Edison") and a regulated public utility natural gas company, Mountaineer Gas
Company, which is a wholly owned subsidiary of Monongahela Power (all collectively d/b/a "Allegheny Power"). Allegheny Power delivers electric energy to about three million people or
1.6 million customers in parts of Maryland, Ohio, Pennsylvania, Virginia, and West Virginia and natural gas to about 230,000 customers in West Virginia. West Penn is subject to the regulation of the Pennsylvania Public Utility Commission, Monongahela Power is subject to the regulation of both the West Virginia Public Service Commission and the Ohio Public Utility Commission, Monongahela Power's subsidiary, Mountaineer Gas

<F6> The AE Supply financing will be non-recourse to Allegheny and so will  not count as "aggregate investment" for purposes of
     Rule  53.  As  defined under Rule 53, "aggregate investment"
     means all amounts invested,   or  committed  to  be  invested,
     in exempt wholesale generators and foreign utility companies, for which there is recourse, directly or indirectly, to the registered holding company.

Company, is subject to the regulation of the West Virginia Public Service Commission, and Potomac Edison is subject to the regulation of the Maryland Public Service Commission, the West Virginia Public Service Commission and the Virginia State Corporation Commission.

     For   the  twelve  (12)  months  ended  September  30,   2000,
Allegheny's gross revenues and net income were approximately $3.524 billion and $188 million, respectively.

          2.          AE Supply

     In the face of deregulation, and the resulting competition, the Allegheny system has moved aggressively to expand its energy holdings and customer base. By order dated November 12, 1999 (Holding Company Act Release No. 27101), the Commission authorized Allegheny to form AE Supply for the purpose of holding generating assets, rights, interests and related obligations and to transfer the West Penn generating assets to AE Supply. Thereafter, the Commission authorized the transfer to AE Supply of certain Potomac Edison generating assets and other related interests. Holding Company Act Release No. 27205 (July 31, 2000). Allegheny has also filed an application for authority to transfer the generating assets of Monongahela Power to AE Supply (File No. 70-9747 filed September 14, 2000).

     AE Supply also has pending a request (70-9683) to: i) organize and finance one or more special purpose subsidiaries ("Exempt Subsidiaries"); ii) engage in Rule 58 activities within the United States and abroad; iii) permit the Exempt Subsidiaries to invest, directly or indirectly, in development activities with respect to EWGs and FUCOs; iv) permit AE Supply to organize one or more special project entities ("Intermediate Companies") to facilitate the development and consummation of investments in EWGs and FUCOs; and, v) authorize Intermediate Companies to issue equity securities and debt securities to persons other than AE Supply or Allegheny (and with respect to which there will be no recourse to Allegheny), including banks, insurance companies and other financial institutions, exclusively for the purpose of financing (including any refinancing) investments in EWGs and foreign utility companies ("FUCOs"). Applicants expect an order no later than early in the first quarter of 2001.

     In File 70-9713, also currently pending before this Commission, AE Supply is seeking authorization to acquire 50% of Potomac Electric Power Company's ("Pepco") 166 MW (9.72%) interest in the Conemaugh Generating Station and the related auctioned assets and assumed obligations.<F7> The total purchase price is $152.5 million, subject to adjustment for storeroom and coal pile inventories. The purchase price and any adjustment are to be split equally between AE Supply and PPL Global, Inc. AE Supply and PPL
Global, Inc. will be entitled to one-half of the capacity and energy associated with Pepco's Interest. AE Supply and PPL Global, Inc. will each pay approximately $76.25 million for their respective interests in Pepco's ownership shares or approximately $918 per kW - a price consistent with other recent auctions of utility assets.

<F7> AE's Supply's purchase includes 50% of Pepco's 9.72% interest in Conemaugh together with corresponding interests in "Auctioned Assets" and "Assumed Obligations" as defined in sections 2.2 and 2.3 of the Agreement. PP&L Global is purchasing Pepco's remaining 50% interests in the Conemaugh Generating Station, "Auctioned Assets" and "Assumed Obligations."

     AE Supply is a public utility company within the meaning of the Act but AE Supply is not a utility for purposes of state regulation. For the nine (9) month period ended September 30, 2000, AE Supply, which began operating as a separate company on November 18, 1999, had gross revenues of approximately $1.476 billion and net income of approximately $42.6 million.

          3.   Existing Financing Authority

     By order dated July 14, 2000 (Holding Company Act Release No. 27199), the Commission authorized Allegheny to: (1) issue and sell up to $138 million in long-term unsecured notes to banks or other institutions, and (2) enter into Support Agreements for the benefit of AE Supply in amounts up to $250 million. The Commission authorized AE Supply to: (1) issue and sell up to $400 million of secured and unsecured long-term debt, and (2) issue and sell Notes and Paper, and borrow from the Allegheny Money Pool, in aggregate outstanding amounts of up to the short-term debt limitation of $300 million, subject to certain conditions. The order states that proceeds from the financings may be used by Allegheny and AE Supply for general corporate purposes, including the acquisition of interests in EWGs and FUCOs, provided that no Money Pool borrowings will used to make capital contributions to, or investments in, EWGs or FUCOs. AE Supply, in File No. 70-9713, which is pending before this Commission, is seeking authorization to issue temporary short-term debt, in an amount not to exceed $80 million.

     C.   Requests for Authority

          1. Acquisition of Membership Interests

     Pursuant   to  Section  32,  and  assuming  a  satisfactory
Commission  order  in file number 70-9683, no further  approval  is required for Allegheny or AE Supply to acquire directly or indirectly the membership interests in the Enron EWGs. With respect to the non-EWG membership interests AE Supply seeks authorization to acquire, Section 9(a)(1) provides that Commission approval under Section 10 is required before a registered holding company or subsidiary company thereof may "acquire, directly or indirectly, any securities or utility assets or any other interest in any business." Applicants believe that the proposed acquisitions described herein satisfy the standards of Section 10, for the following reasons.

     Applicants believe that the consideration to be paid in connection with the acquisitions is fair and reasonable. The purchase price for these facilities represents an average of approximately $600 per kilowatt, which is substantially less than the average cost paid in many auctions for older, less efficient facilities. Applicants believe that the acquisitions will not tend towards interlocking relations or the concentration of control of public utility companies of a kind or to an extent detrimental to the public interest or the interest of investors or consumers. Applicants believe that the acquisitions, as well as the formation of Supply Capital, do not unduly complicate the capital structure of the Allegheny holding company system and are in the public interest and in the interest of investors and consumers.

     Finally, the acquisitions, as well as the formation of Supply Capital, will tend toward the proper functioning of the Allegheny holding company system in a partly deregulated, partly regulated operating environment and, as a consequence, toward the economical and efficient development of an integrated public utility system.

Particularly in light of the trend towards deregulation, increased competition and rapidly growing demand for energy in the areas serviced by AE Supply it will allow for the efficient delivery of energy to AE Supply's customers, and will allow AE Supply to more effectively compete for customers, fostering a more competitive environment benefiting all customers. Likewise, the acquisitions are "reasonably incidental, or economically necessary and appropriate to" the operations of a registered electric utility holding company system such as Allegheny, as the acquisitions will enable the Allegheny system to meet the rapidly growing demand for energy within the East Central Area Reliability region, the Mid-American Interconnected Network and the Southeastern Electric Reliability Council.

     Neither the acquisitions nor the formation of Supply Capital will result in the existence of any company in the holding system that would unduly or unnecessarily complicate the capital structure, or unfairly or inequitably distribute voting power among security holders, of the Allegheny system.

          2. Financing Authority

               a.   AE Supply

     AE Supply requests authorization to increase by $550 million, to an aggregate amount of $950 million, the amount by which it is authorized to issue long-term non-recourse debt.<F8> Additionally, AE Supply seeks authority to sell such debt to banks and/or other parties. Due to possible movements in interest rates as well as the
volatility   in   the   bond  market  and  to  maximize   financial
flexibility, in lieu of using long-term debt, AE Supply requests authority to temporarily increase the authorized short-term debt limitation by an additional $550 million, up to an aggregate of $850 million, including, but not limited to, commercial paper
and/or   bank  credit  facilities,  in  order  to  consummate   the
transaction and to act as a "bridge" to the permanent (long-term) financing of the transaction.

               b.   Allegheny

     Allegheny seeks authority to increase the maximum level of credit support and guarantees which Allegheny is authorized to provide to AE Supply, primarily for AE Supply's marketing efforts, by $150 million to an aggregate authorized amount of $400 million.<F9> In addition, Allegheny, pursuant to the safe harbor provisions of Rule 53, proposes to invest up to the lesser of the Rule 53 limitation or $400 million. Allegheny also seeks authorization to issue up to $1 billion in equity securities for this transaction
and    other   corporate   purposes.   Further,   Allegheny   seeks
authorization to transfer certain of the equity proceeds raised to AE Supply in the form of a capital contribution, interest-bearing loan or a combination thereof. In the case of a loan, AE Supply would issue a note to Allegheny at market interest rates and terms. The loan would capitalize AE Supply in the most tax efficient method. Allegheny and AE Supply may use the proceeds of the equity

<F8> The interest rates, fees and expenses associated with the long-
     term debt issued by AE Supply or by Allegheny will be comparable to those obtainable by similar utilities issuing comparable securities containing the same or similar terms and maturities.
<F9> Consistent with prior Commission orders, support agreements  may take the form of reimbursement agreements, the assumption of liabilities for the issuance of bonds, letters of credit and other performance and financial guarantees.

securities  for  general   corporate  purposes,   including   the
acquisition of interests in EWGs and FUCOs. However, AE Supply will not use proceeds from Money Pool borrowings to make capital contributions to, or investments in, EWGs or FUCOs.

               c.   Supply Capital

      Next,  AE  Supply seeks authorization to form and  capitalize
Supply  Capital.   Supply Capital will be a  corporation formed to
engage in tax efficient and financially efficient transactions with AE Supply or any of its subsidiaries for this and subsequent transactions. AE Supply seeks authority to:
make a capital contribution of approximately $1.1 billion cash to Supply Capital in exchange for equity ownership; have Supply Capital make an initial interest-bearing loan of $1.1 billion to AE Supply evidenced by a note at market interest rates and terms; use the proceeds of the loan to acquire the Enron membership interests as set forth in the Agreement; and, permit Supply Capital to make additional loans to AE Supply from the interest and principal payments it receives. The loans do not affect AE Supply's debt-equity ratio and provide for a tax efficient capital structure. Applicants also request authority to enter into a service agreement with Supply Capital pursuant to Rules 90 and 91.

     The benefit of using this financing technique is to provide an administrative vehicle to identify and assign capital costs for this acquisition (and subsequent acquisitions). Use of this technique will provide substantial state tax benefits that will serve to reduce the overall capital costs to AE Supply in connection with this acquisition and future transactions.

     D.   Use of Proceeds

     Applicants propose to issue the authorized debt and equity securities to acquire the outstanding membership interests in the limited liability companies as set forth under the Agreement and for other corporate purposes.

Item 2.   Fees, Commissions and Expenses

      Fees, commissions and expenses in the estimated amount of $100,000 (to be filed by amendment) are expected to be incurred in connection with the proposed transactions plus ordinary expenses not over $20,000 in connection with preparation of this application. None of the fees, commissions or expenses are to be paid to any associate or affiliate company of Allegheny or any affiliate of any such associate company except for legal, financial and other services to be performed at cost.

Item 3.   Applicable Statutory Provisions

     Sections 6(a), 7, 9(a), 10, 12(b) and 32 of the Act, and Rules 45, 53, 54, 90, and 91 under the Act are directly or indirectly applicable to the proposed transactions for which authorization is sought in this Application-Declaration.

     Sections 6(a), 7, 12 and 32 and Rules 45, 53 and 54 apply to the issue and sale of securities, and the provision of credit support by Allegheny.

     Sections 6(a), 7 and 12 and Rule 45 apply to the issue and sale of securities, and the provision of any non-recourse credit support by AE Supply.

     Section 13(b) of the Act and Rules 90 and 91 under the Act apply to the services to be provided by Allegheny Energy Service Corporation to AE Supply.

     Rule 45(b)(7) applies to the issuance of a guaranty or credit support by AE Supply and Supply Capital with respect to any security issued by any other subsidiary company of Allegheny.

     Sections 6 (a), 7, 9, 10 and 12 and Rule 45 apply to the acquisition of the securities of the Non-EWG limited liability companies and to the formation, capitalization, sales leaseback, and operation of Supply Capital.

     Concerning  Rules  53  and  54,  as  of  September  30,  2000,
Allegheny's consolidated retained earnings were approximately $917.6 million, and Allegheny's aggregate investment in EWGs and FUCOs was approximately $27.5 million. The proposed financing arrangements will be structured so that Allegheny's "aggregate investment" in EWGs and FUCOs will not exceed 50% of the system's consolidated retained earnings (approximately $458.8 million). The conditions specified under Rule 53(a) are otherwise satisfied and none of the conditions set forth in Rule 53(b) exist or will exist as a result of the proposed financing transactions.

     Rule 54 provides that the Commission, in determining whether to approve certain transactions by such registered holding company or its subsidiaries other than with respect to EWGs and FUCOs, will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if the provisions of Rule 53(a), (b) and (c) are satisfied. For purposes of Rule 54, the conditions in Rule 53(a) are satisfied and none of the conditions specified in Rule 53(b) exist or will exist as a result of the proposed transactions. Accordingly, Rule 53(c) is not implicated and Rule 54 is satisfied.

Item 4.   Regulatory Approvals

           An applications for approval has been filed with the Federal Energy Regulatory Commission, under Sections 203 and 205, and with the Department of Justice under Hart-Scott-Rudino. Except as noted above, no state commission or federal commission other than this Commission, has jurisdiction over the transactions for which authority is sought herein.

Item 5.   Procedure

           Pursuant to the terms and conditions of the Purchase and Sale Agreement, Applicants request that this Commission issue a final order not later than March 31, 2001. It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of this transaction. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.   Exhibits and Financial Statements

(a)  Exhibits

          A    Purchase and Sale Agreement
               (December 12, 2000).

          D-1  Federal Energy Regulatory Commission Application
               (filed December 12, 2000)

          D-2 Order of the Federal Energy Regulatory Commission Application (to be filed by amendment)

          D-3  Department of Justice Hart-Scott-Rudino Filing
               (December 12, 2000)

          F    Opinion of Counsel (to be filed by amendment)

          G    Financial Data Schedules (to be filed by amendment)

          H    Form of Notice (filed December 12, 2000)

(b)  Financial Statements as of September 30, 2000

          FS-1 AE Supply balance sheet, per books and pro forma
               (to be filed by amendment).

          FS-2 AE Supply statement of income and retained earnings, per books and pro forma (to be filed by amendment).

Item No. 7.    Information as to Environmental Effects

          (a) For the reasons set forth in Item 1 above, the authorization applied for herein does not require major federal action significantly affecting the quality of the human environment for purposes of Section 102(2)(C) of the a National Environmental Policy Act (42 U.S.C. 4232(2)(C)).

          (b)  Not applicable.

                             SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                         ALLEGHENY ENERGY, INC.
                         ALLEGHENY ENERGY SUPPLY COMPANY, L.L.C.


                         By /S/ THOMAS K. HENDERSON

                            Thomas K. Henderson

Dated:  December 12, 2000

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